AKW 3/21/14

14048239

PUBLIC

SEC Processing Section
MAR 06 2014
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Martin 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner & Co. PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200, (Address) Garden City, (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Beatrice Aleman (Brownrigg)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEATRICE ALEMAN
Notary Public - State of New York
NO. 01AL6135017
Qualified in Queens County
My Commission Expires 10/11/17

THE VERTICAL TRADING GROUP, LLC

(D/B/A THE VERTICAL GROUP)

(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

INDEPENDENT AUDITOR'S REPORT

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

[Filed Pursuant to Rule 17A-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

Independent Auditor's Report

To the Board of Directors
of The Vertical Trading Group, LLC

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Vertical Trading Group, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Israeloff, Trattner & Co. P.C.

Garden City, New York
March 3, 2014

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 1,165,441
Due from clearing agents	5,245,735
Equity securities held at clearing agent (at market value)	663,989
Prepaid expenses and other assets	68,210
Property & equipment, at cost, less accumulated depreciation and amortization of $256,072	177,303
Advances to employees	435,000
Security deposits	13,450
TOTAL ASSETS	$ 7,769,128

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased (at market value)	$ 107,116
Accounts payable and accrued expenses	2,067,112
Deferred rent	57,041
Loans payable	122,124
TOTAL LIABILITIES	2,353,393
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	5,415,735
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,769,128

See accompanying notes to financial statements

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company")is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades on behalf of customers. Beginning in 2011, the Company began providing investment banking and capital markets advisory services relating to raising capital, mergers and acquisition transactions and other services to middle-market and emerging growth companies. In late 2012, the Company began earning fees for matching broker dealers, banks and hedge funds interested in buying and selling options. Additionally the Company began generating income from publishing research material relating to various publicly traded companies and markets as well as generating commissions as agent through its institutional sales and trading desk. The Company maintains branch offices in New York City, New York and in Boston, Massachusetts. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Market making security transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis. Revenues earned from investment banking advisory services and matching broker dealers, banks and hedge funds for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers cash in bank deposit accounts and all highly liquid instruments with original maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. Balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts payables, investments in marketable securities and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

MARKETABLE SECURITIES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on accounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date. The Company has classified all its securities as trading securities.

The Company follows the provisions of the FASB ASC on *fair value measurements*. It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

At December 31, 2013, the fair value of the marketable securities above, are based on quoted market prices (Level 1 inputs).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company follows the provisions of the FASB ASC, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes. Income taxes have not been provided because the Company is a single member limited liability company whose income or loss and credits will be passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, Nevada, Massachusetts and Virginia, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2013, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2013, the Company was not exposed to such risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING GUIDANCE

Through 2014, the Financial Accounting Standards Board (FASB) issued various updates ("ASU") to the FASB Accounting Standards Codification. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2013 that had a material effect on its financial statements. In addition, management believes that ASUs that have a prospective effective date will not have a material impact on its financial statements.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 3, 2014, the date the financial statements were available for issuance.

3. DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $525,000 with two clearing agents at all times. In addition, the Company's current market making inventory account clearing firm requires a minimum net equity in securities of $1,500,000 to be maintained at all times. Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2013, the Company had idle cash of $3,966,933 to be used for trading and receivable balances totaling $753,802 with its clearing agents, as well as security positions held, long and short of $663,989 and $107,116, respectively.

4. PROPERTY, EQUIPMENT AND DEPRECIATION

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	2 - 5	$ 202,797
Furniture & fixtures	5 - 10	167,452
Leasehold improvements	3	63,126
		433,375
Less: Accumulated depreciation and amortization		256,072
Net property and equipment		$ 177,303

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Sec. Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $4,231,601 which was $3,231,601 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .53 to 1.

6. ADVANCE TO EMPLOYEES

As of December 31, 2013, $435,000 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOANS PAYABLE

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, but may be cancelled by either party at any time. At December 31, 2013, the outstanding balance was $65,909. The company has also financed the purchase of equipment during the year totalling $58,960.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company moved to new offices in the same building in July 2013. From January to June they rented their old offices on a month to month basis while waiting for the new offices to be ready for occupancy. The Company is obligated under an operating lease for office space in New York City that expires in September 2019. The Company also leases office space in Boston, Massachusettes that expires in January 2016.

As of December 31, 2013, the future minimum lease payments under the non-cancelable new lease are as follows:

Year Ended December 31,	
2014	$ 312,840
2015	319,506
2016	285,316
2017	288,456
2018	219,941
Total	$ 1,426,059

9. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all eligible employees with more than three months of service. Under the 401(k) salary reduction provisions of the Plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which become fully vested immediately. The Plan also provides for employer discretionary matching contributions and non-elective discretionary employer contributions, which vest over six years.

The Company did not elect to make a discretionary matching contribution or a non-elective discretionary contribution in 2013.